Karl W. Newlin Senior Vice President and Chief Financial Officer	Post Office Box 33068 Charlotte, North Carolina 28233 Telephone: 704-731-4215

March 7, 2013

Mr. Andrew D. Mew

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Piedmont Natural Gas Company, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2012

Filed December 21, 2012

File No. 1-06196

Dear Mr. Mew:

We have received the Staff’s comment letter dated February 27, 2013 relating to the Piedmont Natural Gas Company, Inc. (the “Company”) Annual Report on Form 10-K for the fiscal year ended October 31, 2012. The comment letter requests that the Company provide its written response to the Staff within ten business days. As discussed by Robert Babula and our counsel, Doug Harmon of Parker Poe Adams & Bernstein LLP, via telephone on March 6, 2013, this letter will confirm that the Company will provide its response to the comment letter no later than March 27, 2013.

We appreciate the Staff’s willingness to extend our response due date. Please do not hesitate to contact me if you have any questions or need further information.

Sincerely yours,

/s/ Karl Newlin

Karl Newlin
Senior Vice President and
Chief Financial Officer

cc:	Robert Babula, Securities and Exchange Commission
Donna Di Silvio, Securities and Exchange Commission